

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

March 19, 2005

Bruce M. Taten
Vice President and General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road
Suite 1200
Houston, TX 77067-4525

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/19/2005

Re: Nabors Industries Ltd.
Incoming letter dated February 11, 2005

Dear Mr. Taten:

This is in response to your letter dated February 11, 2005 concerning the shareholder proposal submitted to Nabors by the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


05047972

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Thomas P.V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900





NABORS CORPORATE SERVICES, INC.

Bruce M. Taten
Vice President and General Counsel

515 West Greens Road
Suite 1200
Houston, Texas 77067-4525
281-775-8556
281-775-8431 (Dept. fax)
281-775-4318 (Private fax)

February 11, 2005

By Hand Delivery
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nabors Industries Ltd.—Shareholder Proposal Submitted by Massachusetts Laborers' Pension Fund.

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Nabors Industries Ltd. (the "Company") to omit from its proxy statement and form of proxy for its 2005 Annual General Meeting of Shareholders (collectively, the "2005 Proxy Materials") a shareholder resolution and statement in support thereof (together, the "Proposal") received from the Massachusetts Laborers' Pension Fund (the "Proponent").

The Proposal and accompanying correspondence from the Proponent are attached hereto as Exhibit A. The Proposal requests the Company to prepare a "Reincorporation Impact Statement" containing financial and business information related to the period since the Company was reorganized under Bermuda law in 2002. References herein to "Rules" refer to rules promulgated under the Securities Exchange Act of 1934.

The Company respectfully requests that the staff (the "Staff") of the Securities and Exchange Commission ("SEC" or "Commission") Division of Corporation Finance not recommend any type of enforcement action to the Commission if the Company omits the Proposal from its 2005 Proxy Materials for the reasons set forth below. The Company believes the Proposal may be omitted:

(a) **under Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal.**

(b) **under Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations.**

(c) **under Rule 14a-8(i)(4), because the Proposal is in furtherance of a personal grievance and an interest which is not shared by shareholders at large.**

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), copies of this letter and its attachments are being mailed on this date to the Proponent, informing them of the Company's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Commission.

BACKGROUND

Because the Proponent is an affiliate of the Alaska State District Council of Laborers, part of the Laborers' International Union of North America AFL-CIO (the "Union") (Exhibit B hereto is an extract from the Union's website, listing the Proponent as a Union-affiliated fund), which has a bitter and ongoing labor dispute with the Company, some background is in order:

In October 2000 the Alaska State District Council of Laborers was certified the official bargaining representative for certain of the Alaskan field workers of one of the Company's subsidiaries. Negotiations for a collective bargaining agreement began shortly thereafter. Since that time, the Union and another affiliated pension fund, the Central Laborers' Pension, Welfare & Annuity Funds ("CLP") (also listed on Exhibit B) have acted in concert to pressure the Company and Nabors Industries Inc., a Delaware subsidiary of the Company and its predecessor for SEC reporting purposes ("Nabors Delaware"), in furtherance of the Union's collective bargaining demands.

On January 7, 2002, CLP submitted a shareholder resolution on a corporate governance topic for the Nabors Delaware 2002 annual meeting. In the correspondence accompanying that proposal, Ms. Linda Priscilla was described by CLP as its "Corporate Governance Advisor," to whom questions regarding the resolution should be directed. Ms. Priscilla is also listed as a carbon copy recipient of the Proponent's Proposal, and now her associate, Richard Metcalf in his capacity as a representative of the Union is listed as "Corporate Governance Advisor," making clear the central direction the Union is exercising over the Proponent and CLP.

Upon receipt of this previous Union-sponsored shareholder resolution, Gene Isenberg, the Company's Chairman and Chief Executive Officer, took the same approach he had taken with other shareholders expressing corporate governance concerns and contacted Ms. Priscilla to discuss the proposal and seek an alternate means of addressing the Union's concerns. Shortly thereafter, on January 16, 2002, Mr. Mano Frey, then the Union's chief negotiator, contacted Nabors Delaware's counsel in Alaska and offered to have a shareholder resolution submitted by an "unidentified female" in Washington, D.C., withdrawn—if the Union's demands were met.

When Nabors Delaware declined to capitulate to such tactics, its counsel received a copy of a press release issued by the Union, announcing CLP's intent to scrutinize and possibly object to Nabors Delaware's proposed merger with the Company. The cover sheet was from Mr. Frey, and had handwritten on it "Here we go!" indicating the commencement of the Union's strategy of using Union-affiliated pension fund shareholder activism as leverage against the Company. A copy of this fax coversheet and press release are attached as Exhibit C.

A few days after the 2002 Union-sponsored shareholder resolution was overwhelmingly rejected by shareholders, the Union's parent organization, the AFL-CIO, filed a complaint in federal court, seeking an injunction to prevent Nabors Delaware's proposed merger with a subsidiary of the Company. The court denied injunctive relief, and the complaint was ultimately dismissed.

Further evidence of the Union's exercise of control over its affiliated pension funds is provided by a fax letter received by Nabors Delaware dated October 29, 2002, (attached hereto as Exhibit D) which makes a series of spurious allegations regarding the Company's relations with the Union, and lists among the carbon copy recipients Ms. Priscilla—in her capacity as an agent of the Union.

More recently, in 2004 the Union has continued its prolonged campaign of attacks upon the Company and its Chairman. In May 2004 a Union representative, Mr. Henry Baker, contacted the Boy Scouts of America to inquire whether Gene Isenberg was a member of its fundraising committee. When Mr. Isenberg's office returned his call they discovered that Mr. Baker was misrepresenting himself as a an employee of the Company, and answering his telephone with "Henry Baker, Nabors Drilling." See affidavit of Ms. Deborah Quick, attached hereto as Exhibit E. Mr. Isenberg followed up with a call to demand the Union stop its deceptions. Soon thereafter the Union distributed flyers to representatives of the Boy Scouts of America, attacking the Boy Scouts, a cause supported by the Company and its Chairman, and falsely accusing the Company of avoiding paying taxes during a time of war, not supporting the military, and "avoiding responsibilities as an American." The flyers urged the Boy Scouts to remove Gene Isenberg from its fund raising board, and purported to be distributed by a group called "Americans for Responsibility," but listed the Union's telephone number at the bottom. A copy of this flyer is attached as Exhibit F.

Later that same month, the Union (again under the guise of "Americans for Responsibility") distributed flyers at the American Stock Exchange (on which the Company is listed) repeating the same calumnies, falsely claiming that U.S. soldiers were going without body armor because the Company did not pay more taxes, and urging the American Stock Exchange to remove Mr. Isenberg from its board of directors. This flyer was also faxed directly to Gene Isenberg from the Laborers' Eastern Region Organizing Fund, signed only "LIUNA." Again the Union's phone number was at the bottom of the flyer. A copy of this flyer is attached as Exhibit G.

At the Company's annual meeting of shareholders in June 2004 the Union continued its attempts to traduce the Company and its Chairman by distributing flyers slanderously stating that "You may be a traitor if you own stock in Nabors or are affiliated with Gene 'Anti American' Isenberg." Again the flyers were distributed "Americans for Responsibility," but listed the Union's telephone number at the bottom. A copy of the flyers is attached as Exhibit H. At that same meeting, another member of the AFL-CIO and affiliate of the Proponent sponsored a shareholder proposal requesting the Company to reincorporate inside the United States. That proposal was voted down by 88% of the Company's shareholders.

The Union continued its vendetta in July 2004 when the Union placed a billboard advertisement close to the Company's Houston offices which read "Gene "Anti-American" Isenberg + Nabors Drilling = U.S. Tax $$$ Lost to Bermuda." The sign had a toll-free number (the same number appearing on the "Americans for Responsibility" flyers and read further that it was "Paid for by the Laborers' International Union of North America." A photo of the billboard is attached as Exhibit I.

In August 2004 the Union's tactics became more threatening, as they circulated a "Wanted Poster" with Gene Isenberg's picture and phone number at an investor conference in Colorado, again accusing him and the Company of "anti-American" activities, not supporting the military and avoiding responsibilities as an American. A copy of the poster is attached as Exhibit J. At that same investor conference, the Union picketed the conference center, displaying signs reading "Shame on Nabors and Gene Isenberg" and parking a giant inflatable rat with Gene Isenberg's name on it on the street in front of the conference center. A photo of the rat is attached as Exhibit K.

Now in 2005 the Union is again using an affiliated fund which it controls to further its private collective bargaining agenda under the guise of shareholder activism. That this year's shareholder resolution is submitted by the Proponent and not CLP is only a transparent attempt by the Union to disguise its control over Union-affiliated funds. As noted in Exhibit B, both the Proponent are listed on the Union's website as affiliated funds. Moreover, there is in fact a history of this Proponent acting as tool of the Union, *see, e.g. Merrill Lynch & Co., Inc.* (avail. Jan. 18, 1995), where hours after the Union was requested to provide evidence of ownership in support of a proposal it had submitted, this Proponent submitted an identically worded proposal in an unsuccessful attempt to circumvent the ownership requirements.

The arrangement is clear: the Proponent's shareholder activism is designed to further the interests of the Union, and the Proposal is only the latest attempt to pursue the Union's longstanding and vitriolic personal grievance against the Company and Gene Isenberg.

ANALYSIS AND BASES FOR EXCLUSION

(a) The Proposal may be excluded under Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal.

The Proposal requests the Company to prepare a "Reincorporation Impact Statement" that provides "information relating to the ongoing impact of the 2002 change in the Company's jurisdiction of incorporation from the United States of America *[sic]* to Bermuda." Specifically, the Proposal requests:

1. Discussion of the tax consequences, economic impact and benefits of the reincorporation;

2. Discussion of the effect of Nabors enhanced shareholder value, business and strategic advantages, access to international markets, operational flexibility,

global tax position and cash flow, as well as comparative shareholder rights—loss or diminution of certain provisions; and

3. Impact of legislative or regulatory changes in the U.S. (such as the Homeland Security Act Appropriations Bill) on the Company's current or future business or business plan.

Substantially all of the information requested above has been given to the Company's shareholders in the past and continues to be available via the Company's website, SEC filings and other sources. In particular, information regarding the tax consequences, economic impact and benefits of the reincorporation is contained in the financial statements and accompanying notes prepared by the Company as part of each Form 10-K and Annual Report filed since 2002 (including without limitation the Management Discussion and Analysis sections titled "Other Financial Information"), as well as in its Forms 10-Q and certain Forms 8-K related to earnings reports. Those same reports contain information regarding the effect of Nabors enhanced shareholder value, business and strategic advantages, access to international markets, operational flexibility, global tax position and cash flow. Similarly, such information has been discussed during the Company's quarterly analyst conference calls, and in presentations to institutional investors, access to which is made available to all shareholders via the Company's website, www.nabors.com. An extensive comparison of shareholder rights in Delaware and Bermuda was presented to shareholders in the Company's May 10, 2002 proxy statement and prospectus under the caption "Comparison of Rights of Stockholders." The impact of relevant legislative and regulatory changes on the Company's business is discussed in each of the Company's Annual Reports under the Management Discussion and Analysis section "Other Matters" and also in our Forms 10-K under "Risk Factors."

Where companies have implemented the essential objectives of the proposal (in this case, disclosure of business and operating information), the Staff has consistently found that the proposal had been substantially implemented and could be excluded under Rule 14a-8(i)(10). *See, e.g., Freeport-McMoRan Copper & Gold Inc.* (avail. Mar. 5, 2003) (proposal requesting amendment of company's social and human rights policy, establishment of independent monitoring system, reporting of human rights violations and reporting to shareholders on implementation of the social and human rights policy was found to have been substantially implemented by the company's revision to its social and human rights policy and the publication of an annual Economic, Social and Environmental Report); *The Talbots, Inc.* (avail. Apr. 5, 2002) (proposal requesting implementation of a code of corporate conduct based on human rights standards of the United Nations' International Labor Organization was found to have been substantially implemented by establishment of, among other things, the company's Standards for Business Practice, a Labor Law Compliance Program, and a Code of Conduct for Suppliers); In *The Gap, Inc.* (avail. Mar. 16, 2001) (proposal asking board to provide a report to shareholders on child labor practices of the company's suppliers was excludable because the company (1) established and implemented a code of vendor conduct that addressed child labor practices, (2) monitored compliance with the code, (3) published information on its website about the code and its monitoring programs, and (4) discussed child labor issues with shareholders); *Kmart Corp.* (available February 23, 2000) (proposal requesting board report on its vendor standards and vendor compliance program could be omitted because the company had substantially implemented the proposal through its Vendor Workplace Code of Conduct, monitoring program and reports to shareholders).

(b) The Proposal may be excluded under Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations.

This Proposal deals with the Company's domicile in Bermuda. It should be pointed out that the Company's domicile is neither a new nor a controversial topic to the Company's shareholders. Last year an affiliate of the Proponent sponsored a shareholder proposal seeking to reincorporate the Company in the United States. That proposal was defeated resoundingly with only 10% of the Company's shareholders voting for it. It is well established that a proposal seeking detailed information on a company's assessment of financial risks and benefits of particular aspects of the company's operations (in this case, the financial and business effects of the Company's domicile for the last three years) does not raise a policy issue and instead delves into the minutiae and details of the ordinary conduct of business. For example, in *The Dow Chemical Company* (avail. Feb. 13,

2004), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability." In concurring with exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that it related to an evaluation of risks and liabilities. Similarly, in *American International Group, Inc.* (avail. Feb. 19, 2004), the Staff concurred that the company could exclude a proposal that requested the board to review and report on "the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy" because it called for an evaluation of risks and benefits. In both *Xcel Energy Inc.* (avail. Apr. 1, 2003) and *Cinergy Corp.* (avail. Dec. 23, 2002), the Staff concurred with the exclusion of shareowner proposals that requested a report disclosing "the economic risks associated with the Company's past, present, and future emissions" [of several greenhouse gases] and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities." See also *The Mead Corporation* (avail. Jan. 31, 2001) (excluding proposal related to a request for an economic or financial report of the company's environmental risks); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (excluding proposal related to a request for a report on environmental problems, including an estimate of worst case financial exposure due to environmental issues for the next ten years). In each of these precedents, the Staff has concurred that proposals were excludable under Rule 14a-8(i)(7) when they related to the evaluation of economic risks and benefits. Because the Proposal here calls for a report on the impact of a particular action—relocation of the Company's corporate domicile to Bermuda--it too is excludable under Rule 14a-8(i)(7).

(c) The Proposal may be excluded under Rule 14a-8(i)(4), because the Proposal is in furtherance of a personal grievance and an interest which is not shared by shareholders at large.

The Union's long-standing personal grievance and active exercise of control over the Proponent and other affiliated funds is amply documented above. The Company views this Proposal as a continuance of the Union's illegitimate negotiating tactics, and believes the Proponent should not be permitted to abuse the shareholder proposal process to obtain advantage in completely unrelated labor dispute. The Commission has taken the position that even proposals drafted "in broad terms so that they might be of general interest to all security holders" may nonetheless be omitted from the issuer's proxy materials if the proposals are "a tactic designed to redress a personal grievance or further a personal interest." SEC Release No. 34-19135 (October 14, 1982). There is also ample recent precedent to support exclusion of a shareholder proposal where it is obviously in furtherance of a personal grievance, even where the topic of the resolution is unrelated to the grievance. *See Service Corporation International* (February 28, 1997), *Phillips Petroleum Company* (March 12, 2001), and *Sara Lee Corporation* (August 10, 2001) (shareholder proposal relating to payments made by the company outside the normal course of business could be excluded under 14a-8(i)(4) where the shareholder had an interest in litigation pursued by former employees of the company).

The Company strongly believes that in this case, where the Union's personal grievance against the Company and its *de facto* control over the Proponent have been overwhelmingly documented, Rule 14a-8(i)(4) should be enforced.

CONCLUSION

Our opinion is that the Proposal may be excluded from the Company's 2005 Proxy Materials (a) under Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal, (b) under Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations, and (c) under Rule 14a-8(i)(4), because the Proposal is in furtherance of a personal grievance and an interest which is not shared by shareholders at large. We respectfully ask the Staff's concurrence that the Proposal may be excluded from the Company's 2005 Proxy Materials on these bases.

Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

Please do not hesitate to call me at (281) 775-8556, if I can be of any further assistance in this matter.

Sincerely,



Bruce M. Taten
Vice President and General Counsel

cc: Mr. Thomas P.V. Masielo
Administrator, Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803

Mr. Richard Metcalf
Laborers' International Union of North America
905 16th Street NW
Washington, DC 20006

Ms. Linda Priscilla
Laborers' International Union of North America
905 16th Street, NW
Washington, DC 20006

INDEX OF EXHIBITS

Exhibit A
Shareholder Proposal

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

Sent Via Fax (281)775-8029

January 4, 2005

Mr. Daniel Mclachlin, Corporate Secretary
Nabors Industries, Ltd.
2nd Floor, International Trading Centre
Warrens, P. O. Box 905e
St Michael, Barbados D0 0000

SUBJECT: Shareholder Proposal

Dear Mr. McLachlin:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Nabors Industries, Ltd. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 7,200 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Richard Metcalf at (202) 942-2249. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Richard Metcalf, Laborers International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,



Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc. Linda Priscilla
Richard Metcalf

SHAREHOLDER PROPOSAL

RESOLVED:

The shareholders of Nabors, Ltd. (the "Company") hereby request the Company prepare and issue a Reincorporation Impact Statement ("Impact Statement") that provides information relating to ongoing impact of the 2002 change in the Company's jurisdiction of incorporation from the United States of America to Bermuda.

Specifically, the Impact Statement should include information on the following:

1. Discussion of the tax consequences, economic impact and benefits of the reincorporation;

2. Discussion of the effect of Nabors enhanced shareholder value, business and strategic advantages, access to international Markets, operational flexibility, global tax position and cash flow, as well as comparative shareholder rights – loss or diminution of certain provisions.

3. Impact of legislative or regulatory changes in the U.S. (such as the Homeland security Act Appropriations Bill) on the Company's current or future business or business plan;

SUPPORTING STATEMENT

In 2002 the Company reincorporated itself from Delaware to Bermuda. At the time, the Company specifically stated "We believe this reorganization will facilitate growth, and enhance stockholder value, by enabling Nabors to gain business, financial and strategic advantages that are not available under our current corporate structure...should enhance our access to international capital markets and our competitiveness regarding international opportunities...also increase our operational flexibility and improve our global tax position and cash flow."

The Impact Statement seeks to elicit information regarding the actual effect of the reincorporation from Delaware to Bermuda and the ongoing risks that could arise from legislation restricting our Company's ability to bid and obtain U.S. or State Government contracts.

Since the time that shareholders were asked to approve the Bermuda incorporation, significant political attention has focused on U.S. corporations that reincorporated in off-shore tax havens such as Bermuda. Several members of Congress, including Charles Grassley (R) and Carl Levin (D) have called reincorporation to Bermuda "unpatriotic" when domestic companies and workers are being asked to finance the war against terrorism with their tax dollars. The Homeland Security Appropriations Bill signed into law in October, 2004 amends the Homeland Security Act and bans foreign incorporated entities or their US subsidiaries from obtaining future Homeland Security contracts. Additional legislation restricting governmental contracts with such companies is being discussed.

In addition to the national issues raised, there are other points to consider. The State Treasurer of California has proposed that California public pension funds should not invest in companies incorporated in off-short tax havens such as Bermuda. Legislation restricting business with reincorporated companies has been adopted or is being considered in several other states. There is also the possibility that the political climate may shift, and doing business as an offshore company with other areas of the United States Government, such as the Department of Defense, may become more and more difficult.

There has been little in the way of continuing to assess the consequence of the move, and we believe that this impact statement will allow shareholders to just that. Shareholders deserve information that spells out the effects of the reincorporation and allows then to better assess potential risks.

Exhibit B

Extract from Union's Website

LIUNA AFFILIATED FUNDS BY REGION AND STATE

[Click a Region name to go directly there. Use your browser's Find feature to locate a Local Union.]

LIUNA REGIONS

National Funds

Laborers-AGC Education and Training Fund
P.O. Box 37
Pomfret Center, CT 06259
Phone: 860-974-0800

LIUNA National (Industrial) Pension Fund
905 16th Street, N.W.
Washington, DC 20006
Phone: 1-800-544-7422
Fax: 202-347-0721

Laborers' Health & Safety Fund of North America
905 16th Street, NW, 3rd Floor
Washington, DC 20006
Phone: 202-628-5465
Fax: 202-628-2613

Laborers' Political League
905 16th Street, N.W.
Washington, DC 20006

Laborers-Employers Cooperation and Education Trust
905 - 16th Street, NW
Washington, DC 20006
Phone: 202-783-3545
Fax: 202-347-1721
Email: info@lecet.org

Laborers-Employers Benefit Plan Collection Trust
905 16th Street, NW, 2nd Floor
Washington, DC 20006
Phone: 202-393-7344
Fax: 202-393-7352
Email: LEBPCT@liuna.org

Local Union and District Council Pension Fund
905 - 16th Street, NW
Washington, DC 20006
Phone: 1-800-544-3840
Fax: 202-347-0721

5806 Meredith Drive, Suite A
Des Moines, IA 50322
Phone: 515-270-6963
Fax: 515-270-4816
Locals:
0043 0177 0205 0353 0427 0659 1140 1238

Iowa Laborers' District Council Education and Training Fund
5806 Meredith Drive, Suite C
Des Moines, IA 50322
Phone: 515-270-6961
Fax: 515-270-6962
Locals:
0043 0177 0205 0353 0427 0659 1140 1238

Iowa Laborers' Funds
P.O. Box 890
Johnston, IA 50131 -0890
Locals:
0043 0177 0205 0353 0427 0659 1140 1238

Iowa Laborers' PAC Escrow Account
P.O. Box 890
Johnston, IA 50131 -0890
Phone: 515-237-5445
Locals:
0043 0177 0205 0309 0427 0659 1140 1238

Central Illinois Laborers' Health & Welfare Fund
108 East Anthony Drive
Urbana, IL 61801
Phone: 217-367-0723
Fax: 217-384-2122
Locals:
0703

*

Central Laborers' Welfare Fund
201 North Main, P.O. Box 1267
Jacksonville, IL 62651 -1267
Phone: 217-243-8521
Fax: 217-245-1293
Email: barrymc@npwt.net
Locals:
0044 0159 0171 0179 0197 0218 0253 0338 0474 0477 0622 0624 0670 0677 0703 0738 0742 0919 1084

Central Laborers' Pension Fund
201 North Main Street, P. O. Box 1267
Jacksonville, IL 62651 -1267
Phone: 217-243-8521
Fax: 217-245-1293
Locals:
0032 0044 0159 0165 0171 0179 0196 0197 0198 0218 0227 0253 0287 0309 0338 0362 0380 0393 0454 0459
0474 0477 0528 0529 0538 0544 0577 0581 0622 0624 0670 0674 0677 0680 0703 0727 0738 0742 0751 0771
0773 0803 0852 0911 0919 0925 0950 0996 1048 1084 1197 1203 1260 1280 1330

IL Laborers' & Contractors' Training Program
R.R. #3
Mt. Sterling, IL 62353
Phone: 217-773-2741
Fax: 217-773-2835

Connecticut Laborers' Pension Fund
435 Captain Thomas Boulevard
West Haven, CT 06516
Phone: 203-934-7991
Fax: 203-933-1083
Locals:
0146 0230 0390 0455 0547 0611 0665 0675

Connecticut Laborers' Annuity Fund
435 Captain Thomas Blvd.
West Haven, CT 06516
Phone: 203-934-7991
Fax: 203-933-1083
Locals:
0146 0230 0390 0455 0547 0611 0665 0675

Connecticut Laborers' Funds
435 Captain Thomas Boulevard
West Haven, CT 06516 -5896
Phone: 800-922-3240
Fax: 203-933-1083
Locals:
0146 0230 0390 0455 0547 0611 0665 0675

New England Laborers Training Academy
37 Deerfield Road, P.O. Box 77
Pomfret Center, CT 06259
Phone: 203-974-1455
Fax: 203-974-3249

MA Laborers' Benefit Funds
, P.O. Box 4085
Boston, MA 02211 -4085
Phone: 781-272-1000
Fax: 781-272-2226
Locals:
0014 0022 0039 0088 0133 0138 0151 0175 0223 0243 0290 0327 0385 0429 0473 0522 0560 0596 0609 0610
0668 0721 0876 0976 0999 1284 1285 1377 1421

Massachusetts Laborers' Pension Fund
14 New England Exec. Park, P. O. Box 4000
Burlington, MA 01803 -0900
Phone: 781-272-1000
Fax: 781-272-2226

New England Laborers' Training Trust Fund
37 East Street
Hopkinton, MA 01748
Phone: 508-435-6316
Fax: 508-435-4302
Locals:
0230 0675

Blasters, Drillrunners & Miners Local 29 Trust Fund
136-25 37th Avenue
Flushing, NY 11354
Phone: 718-762-3370
Locals:
0029

Buffalo Laborers Training Fund

Exhibit C
Fax from Mano Frey



Laborers' International Union of North America
Local 341
2501 Commercial Drive
Anchorage, Alaska 99501-3040
Phone: 907-272-4571
Fax: 907-274-0570
e-mail: laborerslocal341@acsalaska.net

FAX TRANSMITTAL

Date:
To: BILL HEDE | From: MANO
Fax: | Pages:
Organization: | Organization:
RE: | Cc:

HERE WE GO!



FOR IMMEDIATE RELEASE

LIUNA INNOVATION AT WORK

LABORERS' INTERNATIONAL UNION OF NORTH AMERICA

FOR IMMEDIATE RELEASE

For information contact:
Richard Greer, Laborers' Union (202) 942-2262
Lane Windham, AFL-CIO (202) 637-3962

INSTITUTIONAL INVESTORS ANNOUNCE CONCERNS OVER NABORS INDUSTRIES' PROPOSED REINCORPORATION TO BERMUDA

Washington, March 14 – A coalition of institutional investors announced today that they plan to examine closely and, if necessary, vote against, the proposal by Nabors Industries (AMEX:NBR) to reincorporate from Delaware to Bermuda. Nabors is the largest land-drilling contractor in the world, with approximately 17,980 employees.

The investors – the Amalgamated Bank, the AFL-CIO, the Central Laborers' Pension Fund and the Laborers' International Union of North America – are all Nabors shareholders. They cited concerns about reductions in shareholder rights and doubts over the economic benefits of the reincorporation.

"Although Nabors has now filed only preliminary materials with the SEC, what we've seen raises some red flags," said Terence O'Sullivan, General President of the Laborers. Specifically, the investors object to the limitations imposed by Bermuda law on the ability of shareholders to hold directors and officers accountable in the event of legal violations.

"In light of recent events at Enron and other companies," said Barry McAnarney, Executive Director of the Central Laborers' Pension Fund, "our fund has become much more sensitive to these issues. We want to be sure we are able to seek appropriate legal remedies on behalf of our worker beneficiaries in the event of any wrongdoing."

The investors also say they want more detail on the economic benefits Nabors touts for the reincorporation, mainly possible tax savings on income derived from operations outside the U.S.

"Nabors asserts that the move may result in tax savings, but unlike other companies that have asked shareholders to approve these kinds of reincorporations, Nabors hasn't told shareholders how the move will affect its tax rate," said Melissa Moye, Chief Economist for the Amalgamated Bank.

Any economic benefits, the investors point out, may not survive increased scrutiny from Congress and regulators. "We are concerned that any tax savings may evaporate if Congress decides to crack down on foreign reincorporations," explained Linda Priscilla, the Laborers' governance advisor. She noted that the Treasury Department has stated that it intends to study the issue, and that a bill was recently introduced to eliminate the tax benefits of reincorporations like the one proposed by Nabors.

###



Exhibit D
Union Letter dated October 29, 2002

ALASKA STATE DISTRICT COUNCIL OF LABORERS

Laborers International Union of North America, AFL-CIO
2501 Commercial Drive, Suite 140
Anchorage, Alaska 99501 • 907/276-1640

Public Employee Local 71
Don Valesko, Business Manager
Laborers Local 942
Joe Thomas, Business Manager
Laborers Local 341
Mano Frey, Business Manager

Blake Johnson
President

Don Valesko
Business Manager/Secretary Treasurer

October 29, 2002

To: Mr. Gene Isenburg
CEO/Nabors Industries Inc.

From: Alaska Laborers
RE: Nabors Alaska Controversy

Unfortunately, we must inform you that Nabors Drilling Inc.'s has had numerous violations of law, illicit drug problems in the workplace, and public relations failures in Alaska which seriously harm Nabors' reputation and detract from Nabors' corporate good will.

First, of course we believe that Nabors should responsibly resolve these disputes, respect the Union, and thus stand as a 'good corporate citizen' in Alaska. American law and basic Human Rights call for Nabors Alaska to respect the right of its employees to union representation.

Second, we submit that such violations, drug problems, and public relations failures materially affect Nabors corporate value and thus are reportable to stockholders under SEC regulations as well as fair corporate accounting and governance standards.

Third, Nabors should honestly revise or update its SEC 10-K Report filed on April 2, 2001 which reads "We anticipate that our relationship with the Union will be agreeable, and will not materially affect operations". Unfortunately, Nabors' Alaska relationship with the Alaska Laborers has certainly not been agreeable, and Nabors has wholly failed to reach an Agreement with the Alaska Laborers. As the enclosed material demonstrates, Nabors has not accurately informed its shareholders of these controversies to date.

While we are resolute in facing these conflicts, we truly remain open to working with you towards a fair agreement for the benefit of the Nabors' employees, and ask your leadership to work with us to that goal. We believe that a positive relationship between the Alaska Laborers and Nabors Alaska will benefit Nabors Alaska and its Roughneck employees.

cc: Security & Exchange Commission
New York Times
Wall Street Journal
Ms. Linda Priscilla, LIUNA

isenburg

Exhibit E

Affidavit of Ms. Deborah Quick

AFFIDAVIT OF DEBORAH QUICK

THE STATE OF TEXAS §
§
COUNTY OF HARRIS §

BEFORE ME, the undersigned notary public, on this day personally appeared the person known by me to be Deborah Quick who, on her oath, deposed and said:

1. My name is Deborah Quick. I am older than 18 years of age and fully competent to make this affidavit. I do so on personal knowledge.

2. I hold the position of Associate, Corporate Development for Nabors Corporate Services, Inc.

3. In my capacity as Associate, Corporate Development I work on fundraising projects, including one for the Boy Scouts of America ("BSA"), for Mr. Eugene Isenberg who is the Chairman of the Board and Chief Executive Officer of Nabors Industries, Ltd., parent company of Nabors Corporate Services, Inc.

4. On or about May 11, 2004, I was contacted by Jeff Woolsey at BSA with a message that a Mr. Henry Baker had called the BSA to find out if Mr. Isenberg was on a fundraising committee for the BSA. Mr. Baker was unknown to me. I then called Mr. Baker at the number he left, which had a Washington D.C. area code. Mr. Baker answered the phone, "Henry Baker, Nabors Drilling." At that point I hung up and did not speak to Mr. Baker. I then confirmed with the Nabors Law Department that Mr. Baker was not an employee of Nabors Drilling or any other Nabors entity.

Further, affiant sayeth not.

Deborah Quick
Associate, Corporate Development
Nabors Corporate Services, Inc.

SUBSCRIBED AND SWORN TO BEFORE ME, the undersigned notary public on this 24th day of February, 2005.

Notary Public in and for
The State of Texas


ROXANNE BROWNE
Notary Public
State of Texas
My Comm. Exp. June 30, 2007
NOTARY PUBLIC
STATE OF TEXAS

Exhibit F

1st May 2004 Union Flyer

SHAME ON THE BOY SCOUTS

Do the Houston Boy Scouts think that they are sending a good message to our children by having Gene Isenberg on the fundraising board?

Are we teaching are kids that it is OK to....

- **Avoid paying taxes during a time of war.**
- **Not support our military.**
- **Avoid your responsibilities as an American.**

Gene Isenberg is the CEO of Nabors Drilling. In June, 2002 when our country was fighting the war against terrorism, Gene "ANTI-AMERICA" Isenberg moved his company offshore to Bermuda to avoid paying taxes.

The New York Times reported Nabors avoided paying $10 million in taxes in one year alone. The corporate tax rate in the US is 35%, in Bermuda it's 1%.

How does the Boy Scouts' leadership feel when many of our troops fight without body armor in Iraq while this $10 million in tax money could have bought 13,330 vests?

We must teach our kids that when the going gets tough the tough don't run to Bermuda.

Please tell the Houston Boy Scouts to remove Gene "ANTI-AMERICA" Isenberg from the fund raising board.

Distributed by Americans for Responsibility 1-888-572-6578

Exhibit G
2nd May 2004 Union Flyer

SLEEPING WITH THE ENEMY

ISENBERG AND SHERIDAN MUST GO

How can the American Stock Exchange have any credibility when it has board members like Gene Isenberg and Thomas Sheridan setting policy?

Does the AMERICAN STOCK EXCHANGE support Isenberg when he is ...

- **Avoiding taxes during a time of war**
- **Not supporting our military**
- **Avoiding his responsibilities as an American**

Gene Isenberg is the CEO of Nabors Drilling. In June, 2002 when our country was fighting the war against terrorism Gene "ANTI-AMERICA" Isenberg moved his company offshore to Bermuda to avoid paying taxes.

The New York Times reports Nabors avoided paying $10 Million in taxes in one year alone. The corporate tax rate in the US is 35%; in Bermuda it is 1%.

How does AMERICAN STOCK EXCHANGE chairman Salvatore Sodano feel about our troops fighting without body armor when the $10 million in taxes Nabors evaded could have bought 13,330 vests?

Meanwhile, Thomas Sheridan's parent company – CITIGROUP – had to pay a $120 million settlement for helping Enron "fraudulently mislead investors on its financial condition."

AMERICAN STOCK EXCHANGE ...
STOP SLEEPING WITH THE ENEMY
Take Gene "ANTI-AMERICA" Isenberg and Tom Sheridan
OFF THE BOARD OF DIRECTORS!!

Distributed by Americans for Responsibility 1-888-572-6578

Exhibit H
June 2004 Union Flyer

YOU MAY BE A TRAITOR

IF YOU OWN STOCK IN NABORS OR ARE AFFILIATED WITH GENE 'ANTI AMERICAN' ISENBERG, YOU SHOULD THINK TWICE!!

In June, 2002, when our country was fighting the war against terrorism, Gene "ANTI-AMERICA" Isenberg moved your company offshore to Bermuda to avoid paying taxes.

The New York Times reported that Nabors avoided paying $10 million in taxes in one year alone. The corporate tax rate in the US is 35%, in Bermuda it's 1%.

THAT $10 MILLION COULD HAVE BOUGHT 13,330 SUITS OF BODY ARMOR FOR OUR ARMED FORCES FIGHTING IN IRAQ.

Do not let Gene 'Anti-America' Isenberg bring you and your family down to his level!!

When the going gets tough, the tough do not run to Bermuda...

SUPPORT OUR TROOPS

Distributed by Americans *for* Responsibility

To get involved or for more information, please call 1-888-572-6578.

Exhibit I
Photograph of Union Billboard Advertisement


NABORS DRILLING

Exhibit J
August Union Poster

WANTED



Nabors CEO Eugene M. Isenberg

For Anti-American Activities:

- Moving company offshore to avoid $10 million in U.S. tax dollars
- Not supporting our military in a time of war
- Avoiding responsibilities as an American

Call Gene Isenberg

(281) 874-0035

Tell him to Support Our Troops and Our Country

Exhibit K
August Protest Photo


GENE
ISENBERG

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nabors Industries Ltd.
Incoming letter dated February 11, 2005

The proposal requests that Nabors prepare a "Reincorporation Impact Statement" that provides information regarding the ongoing impact of the reorganization from the United States to Bermuda and that includes information specified in the proposal.

There appears to be some basis for your view that Nabors may exclude the proposal under rule 14a-8(i)(7), as relating to Nabors' ordinary business operations (i.e., evaluation of specific effects of a completed transaction). Accordingly, we will not recommend enforcement action to the Commission if Nabors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Nabors relies.

Sincerely,



Robyn Manos
Special Counsel